Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited First Quarter 2021 Financial Results

Hong Kong, May 26, 2021 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended March 31, 2021.

First Quarter 2021 Financial Highlights

•	Total revenues were US$17.7 million, representing a decrease of 47.2% from US$33.5 million in the first quarter of 2020 and an increase of 3.9% from US$17.0 million in the fourth quarter of 2020.
•	Gross profit was US$5.5 million, representing a decrease of 53.3% from US$11.8 million in the first quarter of 2020.
•	Loss from operations was US$15.3 million, compared with income from operations of US$0.4 million in the first quarter of 2020.
•	Net loss was US$15.4 million, including share-based compensation of US$5.5 million, compared with net income of US$0.2 million in the first quarter of 2020.
•	Adjusted net loss (non-GAAP) was US$7.3 million, excluding share-based compensation of US$5.5 million, compared with an adjusted net income of US$0.2 million in the first quarter of 2020.
•	Adjusted EBITDA (non-GAAP) was negative US$6.7 million, compared with positive US$1.0 million in the first quarter of 2020.

First Quarter 2021 Operational Highlights

•

Total data consumed in the first quarter through the Company’s platform was 36,549 terabytes (3,901 terabytes the Company procured and 32,648 terabytes our business partners procured) representing a decrease of 32.1% from 53,843 terabytes in the first quarter of 2020.

•

Average daily active terminals in the first quarter were 205,082 (2,663 owned by the Company and 202,419 that are not), representing a decrease of 25.4% from 274,807 in the first quarter of 2020. 66.1% of daily active terminals was from uCloudlink 2.0 local data connectivity services and 33.9% of daily active terminals was from uCloudlink 1.0 international data connectivity services during the first quarter of 2021. Average daily data usage per terminal was 1.98 GB in March 2021.

•

As of March 31, 2021, we had served 2,160 business partners in 50 countries and regions. We had 156 patents with 74 approved and 82 pending approval, while our pool of SIM cards was from 227 MNOs globally as of March 31, 2021.

Executive Commentary

“Despite the lingering impact from the COVID-19 pandemic, we recorded a uplifted revenue of US$17.7 million during the first quarter of 2021 versus the fourth quarter of 2020, in line with our quarterly budget. The launch of 5G related products and services, multi-network millisecond reselection technology and hyper-connectivity solution allows “Navigation + Electronic Toll Pass” to elevate users’ experience with better data connection and facilitate us to enter and expand to new industries requiring high-quality data connectivity such as education, remote working and video, internet of vehicle, emergency response, electronic power monitoring and surveillance industries. We expect that the technologies would help us acquire more users, establish cooperation with more MNOs and MVNOs and expand PaaS and SaaS ecosystem.

In the Chinese market, we made progress through hyper-connectivity solution with mobile and fixed broadband businesses (MBB+FBB) under various application scenarios such as home broadband and received positive feedback of our 5G/4G millisecond multi-network reselection technology. In the Japanese market, we formed new alliance with one of the mobile network operators (MNOs) and plan to cooperate with business partners in education industry, which we believe will contributes to our continuous growth momentum. In the US market, we had fast growth and recorded a high sale of GlocalMe mobile Wi-Fi hotspots via Amazon for the past 12 months ending in March 2021. After winning the patent litigation and excluding patent related interference, we will apply all our innovative technologies in the United States such as 5G millisecond multi-network reselection and hyper-connectivity solution. In Europe, we invested in iQsim, the leading provider of open virtual SIM (VSIM) platform and VSIM-enabled mobile devices based in France, which is an important component of our global investments. We will also officially release our new hyper-connectivity products and services in the near future and are proactively exploring opportunities in new industries such as internet of vehicle and education.

We expect that widespread vaccination will continue to increase recovery of cross-border activities and international tourism which we expect will benefit our 1.0 business. Leveraging our innovative technologies, we will continuously develop our 2.0 business and various IoT application scenarios with new industries which require high-quality data connectivity.” said Chaohui Chen, Director and CEO of UCLOUDLINK.

“We continued to improve operational efficiency and strategically invest in R&D during the first quarter of 2021. Excluding share-based compensation, operating expense as a percentage of total revenue decreased from 83% to 71% during the first quarter of 2021 compared with the fourth quarter of 2020. Also, R&D expense as a percentage of total operating expense increased to 29% during the first quarter of 2021 compared to 27% during the fourth quarter of 2020. The number of delivered devices increased compared with the fourth quarter of 2020 due to the strong demand of local mobile broadband business. Further, we upgraded our PaaS and SaaS platform services and our revenues from PaaS and SaaS services were US$2.3 million during the first quarter of 2021, representing an increase of 18.3% from US$1.9 million in the same period of 2020. Revenues from PaaS and SaaS as a percentage of total revenue increased to 13% during the first quarter of 2021.” said Yimeng Shi, CFO of UCLOUDLINK.

First Quarter 2021 Financial Results

Revenues

Total Revenues were US$17.7 million, representing a decrease of 47.2% from US$33.5 million in the same period of 2020.

•

Revenues from services were US$8.4 million, representing a decrease of 51.9% from US$17.4 million in the same period of 2020. This decrease was primarily attributable to the decrease in revenues from international and local data connectivity services to certain extent, mainly because of the continuous and prolonged impact of COVID-19 which resulted in international travel bans.

•

Revenues from data connectivity services were US$6.1 million, representing a decrease of 60.6% from US$15.4 million in the same period of 2020. The decrease was primarily attributable to the decrease in revenues from international data connectivity services from US$13.0 million in the first quarter of 2020 to US$5.5 million in the first quarter of 2021, and the decrease in revenues from local data connectivity services from US$2.4 million in the first quarter of 2020 to US$0.6 million in the first quarter of 2021. The decrease in revenues from international data connectivity services was mainly due to the prolonged negative impact from global travel bans as a result of the COVID-19 pandemic.

•

Revenues from PaaS and SaaS services were US$2.3 million, representing an increase of 18.3% from US$1.9 million in the same period of 2020. This increase was primarily due to the increase of our business partners that use our PaaS and SaaS services to provide local data connectivity services.

•

Revenues from sales of products were US$9.3 million, representing a decrease of 42.1% from US$16.1 million in the same period of 2020, primarily due to the continuous negative impact of the COVID-19 pandemic during the first quarter of 2020.

•	Geographic Distribution

During the first quarter of 2021, we had 5.7% of total revenue coming from Mainland China, 57.6% of total revenue coming from Japan and 36.7% of total revenue coming from other countries and regions, compared to 18.7% of total revenue coming from Mainland China, 53.1% of total revenue coming from Japan and 28.2% of total revenue coming from other countries and regions in the first quarter of 2020.

Cost of Revenues

Cost of revenues was US$12.2 million, representing a decrease of 43.9% from US$21.7 million in the same period of 2020. The decrease was attributable to decrease of cost of services and cost of products due to the decline of global travels as a result of the COVID-19 pandemic.

•	Cost of services was US$5.4 million, representing a decrease of 36.5% from US$8.5 million in the same period of 2020.
•	Cost of products sold was US$6.8 million, representing a decrease of 48.6% from US$13.2 million in the same period of 2020.

Gross Profit

Overall gross profit was US$5.5 million, or 31.3% overall gross margin, compared to US$11.8 million, or 35.3% in the same period of 2020.

Our gross profit on services was US$3.0 million, or 35.9% gross margin related to services, compared to US$8.9 million, or 51.5% in the same period of 2020.

Our gross profit on sales of products was US$2.5 million, or 27.0% gross margin related to sales of products, compared to US$2.9 million, or 17.8% in the same period of 2020.

Operating Expenses

Total operating expenses were US$18.1 million, compared to US$12.0 million in the same period of 2020.

•

Research and development expenses were US$3.8 million, representing an increase of 26.0% from US$3.0 million in the same period of 2020. The increase was primarily due to an increase of US$0.2 million in share-based compensation expenses, and an increase of US$0.6 million in professional service fees.

•

Sales and marketing expenses were US$3.4 million, representing a decrease of 24.2% from US$4.5 million in the same period of 2020. The decrease was primarily due to a decrease of US$0.5 million in staff costs related to cost control measures and policies for social security benefits and a decrease of US$0.7 million in promotion fees due to the impact of the COVID-19 pandemic on sales and marketing activities, partially offset by an increase of US$0.3 million in share-based compensation expenses.

•

General and administrative expenses were US$10.9 million, representing an increase of 143.5% from US$4.5 million in the same period of 2020. The increase was primarily due to an increase of US$5.0 million in share-based compensation expenses and an increase of US$1.5 million in professional service fees.

Loss from Operations

Loss from operations was US$15.3 million, compared with income from operations of US$0.4 million in the same period of 2020.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation and fair value gain/loss in other investments, net of tax, interest expense, depreciation and amortization, was negative US$6.7 million, compared to positive US$1.0 million in the same period of 2020.

Net Interest Expenses

Net interest expenses were US$0.04 million, compared to US$0.1 million net interest expenses in the same period of 2020.

Net Loss

Net loss was US$15.4 million including share-based compensation of US$5.5 million that were recognized upon vesting period, compared with net income of US$0.2 million in the same period of 2020.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation and the fair value gain/loss in other investments, was US$7.3 million, compared with an adjusted net income US$0.2 million in the same period of 2020.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.54 in the first quarter of 2021 and basic and diluted loss per ADS was US$0.02 in the same period of 2020.

Cash and Cash Equivalents, Restricted Cash and Short-Term Deposits

As of March 31, 2021, the Company had cash and cash equivalents, restricted cash and short-term deposits of US$24.9 million, compared to US$30.4 million as of December 31, 2020. The decrease was primarily due to outflow of US$6.7 million for operations and repayment of US$1.0 million for bank borrowings, partly offset by net proceeds of US$2.2 million from bank borrowings, proceeds of US$0.7 million from exercise of share options and cash paid for investments in iQsim of US$0.2 million.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.1 million compared to US$1.0 million in the same period of 2020.

Business Outlook

For the second quarter of 2021, UCLOUDLINK expects total revenues to be between US$18.0 million and US$19.0 million, representing a 9.5% to 14.3% decrease from the same period of 2020.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, particularly in light of the potential impact of COVID-19. The global outbreak of COVID-19, which had a severe and negative impact on the global economy since the first quarter of 2020, presents continuous and various global risks with the full impact of the outbreak continuing to evolve. We will carefully monitor COVID-19 related factors such as the vaccines roll-out, the impact of which is difficult to analyze and predict, and subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net (loss)/income and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net (loss)/income is defined as net (loss)/income excluding share-based compensation and fair value gain/loss in other investments. Adjusted EBITDA is defined as net (loss)/income excluding share-based compensation and fair value gain/loss in other investments, net of tax, interest expense, depreciation and amortization.

The Company believes that adjusted net (loss)/income and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in (loss)/income from operations and net (loss)/income. The Company believes that adjusted net (loss)/income and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value gain/loss in other investments have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net (loss)/income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:00 a.m. Eastern Time on Wednesday, May 26, 2021 (8:00 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free)	0-800-279-9489
UK (Local Toll)	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “uCloudlink Group Inc.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until June 2, 2021 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	10156730

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

In China:

UCLOUDLINK GROUP INC.
Bob Shen
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

The Piacente Group, Inc.
Yang Song
Tel: +86 (10) 6508-0677
E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: UCL@tpg-ir.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of March 31,
	2020	2021
ASSETS
Current assets
Cash and cash equivalents	21,989	24,715
Restricted cash	8,237	-
Short-term deposit	196	195
Accounts receivable, net	6,745	9,672
Inventories	5,847	6,196
Prepayments and other current assets	7,477	7,912
Other investments	19,185	16,321
Amounts due from related party	2,264	819
Total current assets	71,940	65,830
Non-current assets
Prepayments	2,116	1,918
Long-term investments	1,306	1,538
Other investments	17,824	18,164
Property and equipment, net	3,029	2,571
Intangible assets, net	1,039	1,006
Total non-current assets	25,314	25,197
TOTAL ASSETS	97,254	91,027

LIABILITIES
Current liabilities
Short term borrowings	3,704	4,895
Accrued expenses and other liabilities	25,742	25,946
Accounts payable	8,701	9,715
Amounts due to related party	1,503	1,496
Contract liabilities	889	883
Total current liabilities	40,539	42,935
Non-current liabilities
Other non-current liabilities	321	306
Total non-current liabilities	321	306
TOTAL LIABILITIES	40,860	43,241

SHAREHOLDERS’ EQUITY
Class A ordinary shares	8	8
Class B ordinary shares	6	6
Additional paid-in capital	220,292	226,325
Accumulated other comprehensive (loss)/income	(429)	286
Accumulated losses	(163,483)	(178,839)
TOTAL SHAREHOLDERS’ EQUITY	56,394	47,786
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	97,254	91,027

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of US$, except for share and per share data)

	For the three months ended
	March 31, 2020	March 31, 2021
Revenues	33,521	17,694
Revenues from services	17,430	8,383
Sales of products	16,091	9,311
Cost of revenues	(21,679)	(12,163)
Cost of services	(8,458)	(5,370)
Cost of products sold	(13,221)	(6,793)
Gross profit	11,842	5,531
Research and development expenses	(3,016)	(3,799)
Sales and marketing expenses	(4,537)	(3,441)
General and administrative expenses	(4,497)	(10,948)
Other income, net	599	(2,664)
Income/(loss) from operations	391	(15,321)
Interest income	11	4
Interest expenses	(122)	(39)
Income/(loss) before income tax	280	(15,356)
Income tax expenses	(31)	-
Net income/(loss)	249	(15,356)
Accretion of Series A Preferred Shares	(689)	-
Income allocation to participating preferred shareholders	-	-
Attributable to:
Equity holders of the Company	(440)	(15,356)
Non-controlling interests	-	-

Loss per share for Class A and Class B ordinary shares
Basic	(0.00)	(0.05)
Diluted	(0.00)	(0.05)

Loss per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.02)	(0.54)
Diluted	(0.02)	(0.54)

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	232,451,900	282,716,985
Diluted	232,451,900	282,716,985

Net income/(loss)	249	(15,356)
Other comprehensive income, net of tax
Foreign currency translation adjustment	261	715
Total comprehensive income/(loss)	510	(14,641)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended
	March 31, 2020	March 31, 2021
Net cash generated from/(used in) operating activities	6,694	(6,708)
Net cash used in investing activities	(1,021)	(285)
Net cash (used in)/generated from financing activities	(249)	1,896
Increase/(decrease) in cash, cash equivalents and restricted cash	5,424	(5,097)
Cash, cash equivalents and restricted cash at beginning of the period	40,274	30,226
Effect of exchange rates on cash, cash equivalents and restricted cash	(248)	(414)
Cash, cash equivalents and restricted cash at end of the period	45,450	24,715

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended
	March 31, 2020	March 31, 2021
Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss)
Net income/(loss)	249	(15,356)
Add: share-based compensation	-	5,547
fair value loss in other investments	-	2,524
Adjusted net income/(loss)	249	(7,285)

	For the three months ended
	March 31, 2020	March 31, 2021
Reconciliation of Net Income/(Loss) to Adjusted EBITDA
Net income/(loss)	249	(15,356)
Add:
Interest expense	122	39
Income tax expenses	31	-
Depreciation and amortization	609	576
EBITDA	1,011	(14,741)
Add: share-based compensation	-	5,547
fair value loss in other investments	-	2,524
Adjusted EBITDA	1,011	(6,670)